

October 6, 2011

<u>Via E-mail</u>
Gretchen W. McClain
Chief Executive Officer
Xylem Inc.
1133 Westchester Avenue, Suite 2000
White Plains, New York 10604

> **Re: Xylem Inc. f/k/a ITT WCO, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed July 11, 2011**
> **File No. 1-35229**

Dear Ms. McClain:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Gary L. Sellers, Esq.